Exhibit 99.2

July 29, 2005 - Sankyo Co., Ltd.

Present Status of Sankyo Group

Supplementary Information for 1Q of FY2005

1.	Terminology	p.1
2.	State of the Information	p.1
3.	Consolidated Business Performance	p.2
4.	Sales of Main Ethical Pharmaceuticals	p.2
5.	Overseas Sales	p.3
6.	Business Segment Information	p.3
7.	Non-consolidated Business Performance (Sankyo)	p.4
8.	Sales of Main OTC drugs (Sankiyo)	p.4
9.	Business performance of overseas subsidiaries	p.5,6
10.	Business performance of main subsidiaries in Japan	p.7
11.	New drugs under development	p.8,9

The Company has revised the consolidated forecasts announced on May 13, 2005 as emphasized.

<Forward-looking statements>

This document includes forward-looking statements that are assumptions and judgments based on currently available information, and which therefore carry risks and uncertainties. Actual results, therefore, may differ from forecasts either expressed or implied

July 29, 2005 - Sankyo Co., Ltd.

1. Terminology

Company Names

SPI	Sankyo Pharma Inc. (U.S. subsidiary)

SPG	Sankyo Pharma GmbH group (European subsidiary)

LPI	Luitopold Pharmaceuticals, Inc. (U.S. subsidiary)

BMS	Bristol-Myers Squibb Company

Product Names (Sankyo Products)

Pravastatin (generic name)	Antihyperlipidemic Japan: Marketed under the brand name Mevalotin® US/Europe: Primarily marketed by BMS under the brand name Pravachol®; also marketed in Europe by SPG and others.
Olmesartan (generic name)	Antihypertensive agent: Angiotensin 2 receptor blocker (ARB). Full generic name is olmesartan medoxomil. Commonly called olmesartan.
	Japan:	Launched under the brand name Olmetec® in May 2004 (co-marketing with Kowa Pharmaceuticals Co., Ltd., co-promotion with Sanwa Kagaku Kenkyusyo Co., Ltd.)
	U.S. :	Marketed by SPI under the brand name Benicar®. Benicar HCT (combination with diuretic) launched in September 2003; Benicar® and Benicar HCT together are known as the Benicar Franchise (co-promotion with Forest Laboratories/LPI)
Europe:

Marketed by SPG under the brand name Olmetec® (co-marketing with Menarini Group and Nycomed in Europe, co-marketing with Pfizer in Spain, co-promotion with Merck Lipha Santé, part of Merck KGaA in France)

Other regions: Alliance with Pfizer Inc. for sales in Australia, New Zealand, Indonesia, and 13 other countries.

Cefpodoxime (generic name)	Antibiotic Japan: Marketed under the brand name Banan® Europe, U.S., other: Mainly marketed by Pfizer in the U.S. and by Sanofi-Aventis in Europe; also marketed in Europe by SPG.

2. State of the Information

Consolidated subsidiaries: 34 companies

Location
	Japan	Others
Pharmaceuticals	Sankyo Co., Ltd., Sankyo Chemical Industries, Ltd., Institute of Science and Technology, Inc., Sankyo Yell Yakuhin Co., Ltd. Sankyo Organic Chemicals Co., Ltd.*	Sankyo Grundstucks GmbH, Sankyo Pharma GmbH, Sankyo Pharma GmbH Group 13 Companies Sankyo Pharma Inc. Luitpold Pharmaceuticals, Inc.

Others

(Food)

Wakodo Co., Ltd., Fuji Flour Milling Co., Ltd.,

Nihon Shoni Iji Shuppansya Co., Ltd.,

Wako Logistics Co., Ltd., Wako Food Industry Co., Ltd. (Agrochemicals)

Sankyo Agro Co., Ltd., Hokkai Sankyo Co., Ltd., Utsunomiya Chemical Industry Co., Ltd.

(Other)

Nippon Nyukazai Co., Ltd., Meguro Chemical Industry Co.,

F.P. Processing Co., Ltd., Sankyo Lifetech Co., Ltd., Sankyo Organic Chemicals, Co., Ltd.*

(Other) Shino-Japan Chemical Co., Ltd.

*	Sankyo Organic Chemicals Co., Ltd., conducts business activities in pharmaceuticals and other businesses. Therefore it is included in both business segments.

The fiscal end of the consolidated subsidiaries were as follows:

	Domestic subsidiaries	Overseas subsidiaries
1st Quarter	April – June	January-March
Interim period	April-September	January-June
3rd Quarter	April-December	January-September
Fiscal year	April-March	January-December

July 29, 2005 - Sankyo Co., Ltd.

3. Consolidated Business Performance

	FY2004						FY2004			FY2005			FY2005(Forecast)						Outlook issued in May for FY2005 (Forecast)
	Interim			Full year			1Q			1Q			Interim			Full year			Interim			Full year
	Billion yen	Change		Billion yen	Change		Billion yen	Change		Billion yen	Change		Billion yen	Change		Billion yen	Change		Billion yen	Change		Billion yen	Change
Net sales [Sankyo]	289.9	Δ	2.2	587.8	Δ	1.4	146.4	Δ	1.6	142.2	Δ	2.8	281.5	Δ	2.9	559.5	Δ	4.8	279.0	Δ	3.8	557.0	Δ	5.2
	(174.8)	Δ	9.4	(340.0)	Δ	9.7	(91.4)	Δ	6.2	(82.5)	Δ	9.8	(156.0)	Δ	10.8	(307.0)	Δ	9.7	(156.0)	Δ	10.8	(307.0)	Δ	9.7

Selling, general and administrative expenses	135.5			289.0			66.8			69.7			141.0			290.0			145.0			294.0
Salaries and wages	35.6			71.2			17.3			17.5			—			—			—			—
General expenses	34.9			79.4			17.8			18.2			—			—			—			—
R&D expenses	40.6			86.5			20.2			21.2			46.0			95.0			46.0			95.0
R&D expenses/Net sales	14.0%			14.7%			13.8%			14.9%			16.3%			17.0%			16.5%			17.1%
Advertisement expenses	24.2			51.7			11.4			12.6			—			—			—			—

Operating income [Sankyo]	49.1 (41.0)	Δ Δ	3.7 19.4	84.9 (64.4)	Δ Δ	11.1 30.6	27.2 (24.3)	Δ	+2.3 6.7	25.8 (18.6)	Δ Δ	5.2 23.3	42.0 (28.0)	Δ Δ	14.6 31.7	68.0 (48.0)	Δ Δ	19.9 25.5	36.0 (28.0)	Δ Δ	26.8 31.7	62.0 (48.0)	Δ Δ	27.0 25.5

Non-operating income	3.4			6.4			1.9			2.4			—			—			—			—
Non-operating expenses	2.5			8.8			1.0			1.1			—			—			—			—

Recurring income [Sankyo]	50.0	Δ	1.0	82.5	Δ	12.2	28.0		+7.3	27.0	Δ	3.4	42.0	Δ	16.1	69.0	Δ	16.4	36.0	Δ	28.1	63.0	Δ	23.6
	(43.5)	Δ	16.6	(64.1)	Δ	31.7	(26.5)	Δ	1.6	(19.2)	Δ	27.5	(29.0)	Δ	33.4	(50.0)	Δ	22.0	(29.0)	Δ	33.4	(50.0)	Δ	22.0

Extra ordinary income	14.7			15.7			13.3			2.5			—			—			—			—
Extra ordinary losses	3.8			20.6			3.1			0.4			—			—			—			—

Net income [Sankyo]	37.9 (34.6)		+59.3 +5.7	48.2 (37.5)	Δ	+11.2 33.2	22.5 (22.6)		+ 60.4 +44.8	18.0 (10.6)	Δ Δ	19.9 53.2	27.0 (17.0)	Δ Δ	28.9 51.0	41.0 (28.0)	Δ Δ	15.1 25.4	23.0 (17.0)	Δ Δ	39.4 51.0	37.0 (28.0)	Δ Δ	23.4 25.4

4. Sales of Main Ethical Pharmaceuticals

	FY2004		FY2004	FY2005	FY2005(Forecast)		Outlook issued in May for FY2005(Forecast)
(Billion yen)	Interim	Full year	1Q	1Q	Interim	Full year	Interim	Full year
Mevalotin®/ Pravastatin (Sankyo, SPG)	90.2	166.6	46.2	39.1	73.2	136.5	73.5	136.8

Olmesartan (Sankyo, SPI, SPG) [Sales by Area]	20.2	45.5	10.2	19.5	37.8	78.8	37.8	78.8
Japan (Sankyo)-Olmetec®	4.5	9.0	3.2	4.8	7.7	19.3	7.7	19.3
U.S. (SPI)-Benicar®/Benicar HCT	13.6	30.3	6.1	10.8	22.4	44.9	21.4	43.9
(Million $)	(125)	(280)	(57)	(104)	(211)	(423)	(204)	(418)
Europe (SPG)-Olmetec®	2.0	5.8	0.8	3.6	7.0	13.4	8.0	14.4
(Million Euro)	(15)	(43)	(6)	(26)	(51)	(98)	(57)	(103)
Loxonin® (Sankyo)	14.0	28.6	7.5	7.5	13.6	27.7	13.6	27.7
Venofer® LPI	9.3	19.4	4.2	4.8	10.1	17.8	7.6	15.3
(Million Euro)	(86)	(180)	(39)	(46)	(95)	(167)	(73)	(146)

Kremezin® Sankyo	7.1	13.6	3.7	3.4	6.9	14.0	6.9	14.0

Banan®/Cefpodoxime (Sankyo , SPG)	5.9	12.8	3.4	3.5	5.7	11.0	5.7	11.0

WelCho® (SPI)	6.7	12.6	3.0	3.6	7.2	12.6	6.7	12.1
(Million $)	(61)	(116)	(28)	(34)	(67)	(118)	(63)	(116)

(Note) Figures for pravastatin, olmesartan, and cefpodoxime reflect sales after intercompany transactions and include bulk exports.

[Reference (rate)]

	Jan.-Jun 2004	Jan.-Dec.2004	Jan.-Mar. 2004	Jan.-Mar. 2005	Jan.-Jun.2005 (Forecast)	Jan.-Dec.2005 (Forecast)	Outlook issued in May	Outlook issued in May
Yen/dollar rate	108.50	108.23	107.22	104.51	106.10	106.10	105.00	105.00

Yen/Euro rate	133.17	134.47	134.07	136.94	136.26	136.26	140.00	140.00

July 29, 2005 - Sankyo Co., Ltd.

5. Overseas Sales

	FY2004		FY2004	FY2005
(Billion yen)	Interim	Full year	1Q	1Q
Overseas Sales	109.1	215.6	51.6	57.3
Overseas sales/Net sales	(37.6)%	(36.7)%	(35.3)%	(40.3)%

North America	58.2	114.9	27.7	34.0
Europe	43.0	85.3	19.5	19.8
Asia/Other	7.8	15.3	4.2	3.4
6. Business Segment Information
	FY2004		FY2004	FY2005
(Billion yen)	Interim	Full year	1Q	1Q
Net Sales	289.9	587.8	146.4	142.2
Pharmaceuticals	228.6	455.6	116.2	113.4
Other	62.7	134.8	30.8	29.2

Operating income	49.1	84.9	27.2	25.8
Pharmaceuticals	46.6	77.4	25.8	24.8
Other	2.1	6.5	1.1	0.6

July 29, 2005 - Sankyo Co., Ltd

7. Non-Consolidated Business Performance (Sankyo)

	FY2004						FY2004			FY2005			Outlook issued in May for FY2005(Forecast)
	Interim			Full year			1Q			1Q			Interim			Full year
	Billion yen	Change		Billion yen	Change		Billion yen	Change		Billion yen	Change		Billion yen	Change		Billion yen	Change
Net Sales	174.8	Δ	9.4	340.0	Δ	9.7	91.4	Δ	6.2	82.5	Δ	9.8	156.0	Δ	10.8	307.0	Δ	9.7
Pharmaceuticals(domestic)	114.1	Δ	9.7	227.5			62.1	Δ	8.3	54.4	Δ	12.4	102.5			209.5
Exports	50.7	Δ	13.1	93.1			24.9	Δ	6.8	23.6	Δ	5.2	43.0			76.5
OTC drugs	9.9		+21.7	19.4			4.3		+44.6	4.4		+0.9	10.5			21.0

Selling, general and administrative expenses	85.4			181.3			42.4			44.1			88.0			177.0
Salaries and wages	18.1			35.5			8.7			8.8			—			—
General expenses	18.8			44.3			9.2			10.6			—			—
R&D expenses	34.9			75.0			17.6			18.1			37.0			78.0
R&D expenses/Net sales	20.0%			22.1%			19.3%			22.0%			23.7%			25.4%
Advertisement expenses	6.5			12.7			3.6			3.2			—			—
Marketing expenses	6.8			13.6			2.9			3.2			—			—

Operating Income	41.0	Δ	19.4	64.4	Δ	30.6	24.3	Δ	6.7	18.6	Δ	23.3	28.0	Δ	31.7	48.0	Δ	25.5

Non-operating income	4.4			6.5			3.0			1.7			—			—
Non-operating expenses	1.9			6.8			0.8			1.1			—			—

Recurring income	43.5	Δ	16.6	64.1	Δ	31.7	26.5	Δ	1.6	19.2	Δ	27.5	29.0	Δ	33.4	50.0	Δ	22.0

Extra ordinary income	15.0			16.8			13.7			0.0			—			—
Extra ordinary losses	3.6			19.8			2.9			0.1			—			—

Net income	34.6		+5.7	37.5	Δ	33.2	22.6		+44.8	10.6	Δ	53.2	17.0	Δ	51.0	28.0	Δ	25.4

8. Sales of Main Ethical Pharmaceuticals (Sankyo)

	FY2004		FY2004	FY2005	Outlook issued in May for FY2005(Forecast)
(Billion yen)	Interim	Full year	1Q	1Q	Interim	Full year
Sales of ethical pharmaceuticals	164.8	320.6	87.1	78.1	145.5	286.0
/Net sales	94.3%	94.3%	95.2%	94.6%	93.3%	93.2%

Mevalotin ® [Anti-hyperlipidemia]	85.9	159.5	45.6	38.6	72.0	133.7
Domestic	42.6	82.5	24.0	19.9	38.7	76.6
Export	43.2	77.0	21.5	18.7	33.2	57.0

Loxonin® [Anti-inflammatory and analgetic]	14.0	28.6	7.5	7.5	13.6	27.7

Olmetec ® [Anti-hypertensive [angiotensin II receptor antagonist ]]	8.4	17.7	5.1	8.0	14.2	32.9
Domestic	4.5	9.0	3.2	4.8	7.7	19.3
Export	3.9	8.7	1.8	3.1	6.4	13.5

Kremezin® [Agent for chronic renal failure]	7.1	13.6	3.7	3.4	6.9	14.0

Acecol® [Anti-hypertensive ACE inhibitor]	5.7	10.9	3.1	2.6	4.5	8.9

Banan ® [Oral cephalosporin]	4.8	10.1	2.7	2.4	4.0	8.2
Domestic	2.6	5.6	1.4	1.1	2.1	4.7
Export	2.2	4.4	1.2	1.2	1.8	3.4

Zantac® [H2-antagonist]	4.4	8.5	2.4	2.0	3.9	7.6

Carbenin® [Carbepenem antibiotic]	4.0	7.8	2.1	1.9	3.6	7.1

Alesion® [Anti-allergic agent]	2.7	7.7	1.5	1.6	1.8 (Previous : 2.5)	1.8 (Previous : 5.9)

Fastic® [fast-acting agent that lowers blood sugar after meals]	2.7	5.4	1.4	1.4	2.8	5.5

Calblock® [Anti-hypertensive [Ca channel blocker]]	1.1	3.0	0.3	1.3	3.0	7.1

July 29, 2005 - Sankyo Co., Ltd.

9. Business Performance of Overseas Subsidiaries

U.S.A

• Sankyo Pharma Inc. (SPI)

URL:http://www.sankyopharma.com

Established in 1996. Function of research, development and marketing integrated in January 2001.

Employees about 1,000, Medical Reps: about 600 (as of Mar. 2005)

Lines of Business: Marketing and R&D of pharmaceuticals

–	Research: Sankyo Pharma Research Institute (SPRI) Location: San Diego, CA
–	Development: Sankyo Pharma Development (SPhD) Location: Edison, NJ
–	Marketing: Sankyo Pharma Inc.(SPI) Location: Parsippany, NJ

(Million yen)	Jan.-Jun. 2004	Jan.-Dec. 2004		Jan.-Mar. 2004		Jan.-Mar. 2005	Jan.-Dec. 2005 (Forecast)	Outlook issued in May for Jan.-Dec. 2005 (Forecast)
Net sales [Million $]	20,342		43,143		9,199	14,538	57,800	56,300
	(187)		(398)		(85)	(139)	(544)	(536)
Operating income [Million $]	425	Δ	1,782	Δ	239	3,187	4,400	3,400
	(3)	Δ	(16)	Δ	(2)	(30)	(41)	(33)
Operating income before Royalty deduction [Million $]	1,739 (16)		1,155 (10)		354 (3)	4,243 (40)	8,800 (82)	7,700 (74)
yen/$ rate	108.50		108.23		107.22	104.51	106.10	105.00

[Product sales]

(Million yen)	Jan.-Jun. 2004	Jan.-Dec. 2004		Jan.-Mar. 2004		Jan.-Mar. 2005	Jan.-Dec. 2005 (Forecast)	Outlook issued in May for Jan.-Dec. 2005 (Forecast)
Benicar/Benicar HCT [Million $]	13.6		30.3		6.1	10.8	44.9	43.9
	(125)		(280)		(57)	(104)	(423)	(418)
WelChol [Million $]	6.7		12.6		3.0	3.6	12.6	12.1
	(61)		(116)		(28)	(34)	(118)	(116)

• Luitpold Pharmaceuticals, Inc. (LPI)

URL: http://www.luitpold.com

Location: Shirley, NY

Employees: about 470 (as of Mar. 2005)

Lines of Business: Manufacturing and marketing of pharmaceuticals (generic) and animal medicines; import and export of

(Million yen)	Jan.-Jun. 2004	Jan.-Dec. 2004	Jan.-Mar. 2004	Jan.-Mar. 2005	Jan.-Dec. 2005 (Forecast)	Outlook issued in May for Jan.-Dec. 2005 (Forecast)
Net sales [Million $]	16,465	33,900	7,636	8,236	31,700	27,700
	(151)	(313)	(71)	(78)	(298)	(263)
Operating income [Million $]	7,810	16,023	3,516	3,793	13,600	9,600
	(71)	(148)	(32)	(36)	(128)	(91)
Operating income before Royalty deduction [Million $]	5,044 (46)	10,522 (97)	2,257 (21)	2,514 (24)	9,000 (84)	6,500 (62)
yen/$ rate	108.50	108.23	107.22	104.51	106.10	105.00

[Product sales]

(Million yen)	Jan.-Jun. 2004	Jan.-Dec. 2004	Jan.-Mar. 2004	Jan.-Mar. 2005	Jan.-Dec. 2005 (Forecast)	Outlook issued in May for Jan.-Dec. 2005 (Forecast)
Venofer [Million $]	9.3 (86)	19.4 (180)	4.2 (39)	4.8 (46)	17.8 (167)	15.3 (146)

July 29, 2005 - Sankyo Co., Ltd.

Europe

•	Sankyo Pharma GmbH Group (SPG)

URL: http://www.sankyo-pharma.com

Purchased capital interest in Luitpold Werk (established in 1910 ) in 1990. Became a 100%-owned subsidiary in 1991.

From June 2002: Group subsidiaries consolidated with Sankyo

2002: Laboratoires Pharmaceutiquies Fornet ( Now Sankyo Pharma France S.A.S ) acquired.

2002: Sankyo Europe GmbH ( company for clinical development in Europe ) was absorbed through a merger, enabling formation of new organization combining marketing, development, and production.

Group employees: about 1,600 (Medical reps: about 800) (as of Mar. 2005) Location: Munich, German

Location: Munich, Germany

Group subsidiaries :

Sankyo Pharmazeutika Austria GmbH, Sankyo Pharma Nederland B.V., N.V.Sankyo Pharma Belgium S.A.,

Sankyo Pharma Portugal Lda., Sankyo Pharma Espana S.A., Sankyo Pharma (Schweiz) AG,

Oy Sankyo Pharma Finland Ab, Sankyo Pharma UK Ltd., Sankyo Pharma Italia S.p.A.,

Sankyo Manufacturing France S.a.r.l., Sankyo Pharma France S.A.S.

(Million yen)	Jan.-Jun. 2004		Jan.-Dec. 2004		Jan.-Mar. 2004		Jan.-Mar. 2005	Jan.-Dec. 2005 (Forecast)		Outlook issued in May for Jan.-Dec. 2005 (Forecast)
Net sales [Million Euro]		20,623		46,667		10,135	10,964		44,400		47,400
		(154)		(347)		(75)	(80)		(325)		(338)
Operating income [Million Euro]	Δ	2,333	Δ	839	Δ	370	72	Δ	1,400	Δ	1,400
	Δ	(17)	Δ	(6)	Δ	(2)	(0)	Δ	(10)	Δ	(10)
Operating income before Royalty deduction [Million Euro]	Δ Δ	1,979 (14)		55 (0)	Δ Δ	208 (1)	473 (3)		700 (5)		800 (6)
yen/Euro rate		133.17		134.47		134.07	136.94		136.26		140.00

[Product sales]

(Million yen)	Jan.-Jun. 2004	Jan.-Dec. 2004	Jan.-Mar. 2004	Jan.-Mar. 2005	Jan.-Dec. 2005 (Forecast)	Outlook issued in May for Jan.-Dec. 2005 (Forecast)
Olmetec [Million Euro]	2.0	5.8	0.8	3.6	13.4	14.4
	(15)	(43)	(6)	(26)	(98)	(103)
Pravastatin [Million Euro]	6.2	10.4	2.1	0.7	4.6	4.9
	(46)	(78)	(16)	(5)	(33)	(35)
Cefpodoxim [Million Euro]	1.1	2.8	0.7	1.1	3.0	3.0
	(8)	(21)	(5)	(8)	(21)	(21)

July 29, 2005 - Sankyo Co., Ltd.

10. Business Performance of Main Subsidiaries in Japan

•	Wakodo Co., Ltd. Group URL: http://www.wakodo.co.jp

Lines of Business: Manufacturing and marketing of powdered babies milk, other baby food, food products sold in vending machines, processing ingredients for food products, and other merchandise.

	FY2004				FY2004		FY2005		FY2005 (Forecast)
(Million yen)	Interim		Full year		1Q		1Q		Interim	Full year
Net Sales		15,256		32,456		7,224		7,318	15,500	32,900
Recurring income		788		1,789		426		190	700	1,800
Net income		443		1,158		231		120	380	950
• Fuji Flour Milling Co., Ltd. URL:http://www.fujiseifun.co.jp Lines of Business: Manufacturing and marketing of flour, flour mixes, dried noodles, and feed for fish.
	FY2004				FY2004		FY2005		FY2005 (Forecast)
(Million yen)	Interim		Full year		1Q		1Q		Interim	Full year
Net Sales		6,213		11,949		3,080		3,030	6,000	11,800
Recurring income		44		28		16		125	90	225
Net income	Δ	26	Δ	40	Δ	0		212	140	200
• Sankyo Agro Co., Ltd. URL: http://www.sankyo-agro.com Lines of Business: Manufacturing and marketing of pesticides, fungicides herbicide, etc.
	FY2004				FY2004		FY2005			FY2005 (Forecast)
(Million yen)	Interim		Full year		1Q		1Q
Net Sales		8,009		20,206		3,922		4,007		20,600
Recurring income		69		1,260	Δ	45	Δ	154		1,200
Net income		69		729	Δ	31	Δ	106		550
• Sankyo Lifetech Co., Ltd. URL: http://www.sankyo-lifetech.co.jp Lines of Business: Manufacturing and marketing of pet veterinary drugs, food additives, polymer stabilizers, etc.
	FY2004				FY2004		FY2005			FY2005 (Forecast)
(Million yen)	Interim		Full year		1Q		1Q
Net Sales		8,715		16,207		4,540		4,485		16,200
Recurring income		1,034		2,196		710		691		1,950
Net income		626		895		437		419		1,100

July 29, 2005 - Sankyo Co., Ltd.

11. New Drugs under Development

Franchise fields	Cardiovascular diseases
Prioritized fields	Glucose metabolic disorders, bone/articular disorders, immune/allergic disorders
Challenge fields	Cancer, infectious diseases

1. Franchise fields <Cardiovascular diseases>

Stage of Development
No./Brand	Origin	Japan	EU/U.S.	Indication (Effect/Mechanism)	Comment
CS-866	Sankyo	04/05 Launch	02/05 Launch (U.S.) 02/10 Launch (EU)	Antihypertensive (ARB, Olmesartan)	Under development in other several countries
		Ph.3	EU: large-scale clinical trial(*)	Diabetes-related kidney dysfunction, Chronic glomerulonephritis * Micro Albuminuria Prevention	Line extension (ORIENT study) * ROADMAP study
CS-866AZ	Sankyo	Ph.1		Antihypertensive	Olmesartan/ Ca channel blocker (azelnidipine, Calblock) combination
CS-866CMB	Sankyo	Ph.1	03/09 Launch (U.S.) 05/06 Launch (EU)	Antihypertensive	Olmesartan/diuretic (hydrochlorothiazide) combination
CS-505	Sankyo, Kyoto Pharmaceutical	Ph.1 Preparations	Ph.2/3	Anti-arteriosclerotic disease (ACAT inhibitor)
CS-747	Sankyo, Ube Industries	Ph.1	Ph.3 (*)	Ischemic disease (antiplatelet)	* Co-development with Eli Lilly (U.S./EU)
CS-3030	Sankyo	—	—	Deep vein thrombosis/pulmonary embolism (Factor Xa inhibitor)

2. Prioritized fields

(1) Glucose metabolic disorders (diabetes, obesity, etc.)

Stage of Development
No./Brand	Origin	Japan	EU/U.S.	Indication (Effect/Mechanism)	Comment
CS-011	Sankyo	Ph.1 preparations	Ph.2	Antidiabetic (glitazone agent that improves insulin resistance)
CS-917	Sankyo, Matabasis	—	Ph.2	Antidiabetic (gluconeogenesis inhibitor)
SNK-860 (Fidarestat)	Sanwa Kagaku Kenkyusyo		Ph.3 Preparations(*)	Diabetic neuropathy (aldose reductase inhibitor)	*Co-development with Sanwa Kagaku/Sankyo (U.S./EU) (Co-development with Sanwa Kagaku/N.K. Curex in Japan)
WelChol	Genzyme		Ph.3(*)	Antidiabetic	*Development by SPI in the U.S., line extension
CS-872	Daiichi-Suntory Pharma	Ph.1	—	Antidiabetic (rhGLP-1 nasal spray)	Co-development with Daiichi-Suntory Pharma

(2) Bone/articular disorders (osteoporosis, RA, OA)

Stage of Development
No./Brand	Origin	Japan	EU/U.S.	Indication (Effect/Mechanism)	Comment
CS-706	Sankyo	—	Ph.2	Anti-inflammatory and analgesic (COX-2 inhibitor)
OCIF	Sankyo	—	—	Osteoporosis
LX-A	Sankyo	Filed 03/06		Anti-inflammatory and analgesic (loxoprofen patch)	Co-development with Lead Chemical
CS-600G	Sankyo	Ph.3 Preparations		Anti-inflammatory and analgesic (loxoprofen gel)	Formulation by Toko Pharmaceutical

July 29, 2005 - Sankyo Co., Ltd.

(3) Immune/allergic disorders (autoimmune disease, allergic diseases)

Stage of Development
No./Brand	Origin	Japan	EU/U.S.	Indication (Effect/Mechanism)	Comment
IGE025 (Xolair)	Novartis	Ph.3 (*)		Bronchial asthma, allergic rhinitis (anti-IgE antibody)	* Co-development with Novartis Pharma K.K. Only in Japan Launched in U.S. Application for approval filed in EU
CS-003 CS-003 inhalation	Sankyo	—	Ph.2	COPD/asthma (neurokinin receptor antagonist)
CS-712	Sankyo	Ph.2		Cedar pollen pollenosis (oral immune desensitization)	Technical collaboration with Hayashibara Biochemical Laboratories
CS-0777	Sankyo	—	—	Novel immunosuppressant

3. Challenge fields

(1) Cancer

Stage of Development
No./Brand	Origin	Japan	EU/U.S.	Indication (Effect/Mechanism)	Comment
CS-1008	Sankyo, University of Alabama	—	Ph.1 preparations	Anti-neoplastic antibody (anti-DR5 antibody)
CS-7017	Sankyo	—	—	Anti-neoplastic (PPAR activator)

(2) Infectious diseases (bacterial, fungal)

Stage of Development
No./Brand	Origin	Japan	EU/U.S.	Indication (Effect/Mechanism)	Comment
CS-758	Sankyo	—	Ph.1	Azole antifungal
CS-023	Sankyo	Ph.1	Ph.2(*)	Carbapenem antibacterial	*Licensed-out to Roche (EU/U.S.)
CS-8958	Sankyo	—	Ph.1(*)	Anti-influenza	*Alliance with Biota
CS-3955	Kureha Chemical Industry	—	— (*)	Agent to treat HIV infection (CXCR4 antagonist)	*Co-development with Kureha Chemical Industry

4. Others

Stage of Development
No./Brand	Origin	Japan	EU/U.S.	Indication (Effect/Mechanism)	Comment
CS-419K	Sankyo	to be filed	—	Vitamin (rapid preparation kit of Multamin®, an intravenous hyperalimentation)	Co-development with Ajinomoto Pharma
CS-1401E	Janssen	Ph.3		Pain relief during anesthesia (Fentanyl citrate’s additional dosage and dose regimen for infants)	Investigator Intiated Clinical Trial
CS-088 (DE-092)	Sankyo	Ph.2(*)	Ph.2(*)	Antiglaucoma (Angiotensin- II receptor antagonist)	*Co-development with Santen Pharmaceuticals
CS-801	Watson Pharmaceuticals (U.S.)	Ph.3		Anti-urinary incontinence (oxybutynin patch)	Under development and launched by Watson in U.S and EU.

Note: Terms in bold typeface indicate changes and new additions since the previous preparation of this data (May. 2005)